Due Diligence on Sturm, Ruger & Co. Director, Sandra Froman, Reveals Collaboration with “Eugenicist” and Theorist of Black Racial Inferiority Professor William Shockley

“I don’t really advertise it, but there are people at Harvard certainly and in my class who know that I did a lot of work for you. And in some cases, it’s made me a very unpopular person. But those are things I think that those people have to deal with.”

-- Sturm Ruger Director Sandra Froman to William Shockley1

In the wake of the Parkland, Florida massacre and public outcries for stricter firearm regulations, we have witnessed robust investor engagement with the manufacturers of firearms to seek clarity on how those companies are evaluating and navigating the myriad risks they face. Leading fund managers such as BlackRock and Vanguard have indicated that they are meeting with gun manufacturers to seek answers to such questions. Sturm, Ruger & Co. (RGR), the country’s largest gun manufacturer, will hold its annual shareholder meeting on May 9th, 2018; interested investors are currently evaluating management’s responses and will vote accordingly.

RGR director Sandra Froman has been nominated for re-election to the Board of Directors at RGR’s annual meeting. Froman served as Vice-President of the National Rifle Association (“NRA”) from 1998 to 2005, President of the NRA from 2005-2007, and as an NRA board member from 1992 to the present; she holds a lifetime appointment to the NRA Executive Council.2 She serves on the Risk Oversight, Compensation and Nominating and Corporate Governance Committees of RGR’s Board.

Froman’s presence on the board has already sparked controversy:

●	Froman praised the 2000 boycott of Smith & Wesson, launched by the NRA and other gun groups after the company agreed to a Clinton administration request that they adopt certain gun safety measures, as an appropriate response to a company that makes a “deal with the devil” by compromising with gun control activists.[3] Froman was an NRA Vice-President at that time.[4]

[1]	Shockley Papers: tape recording in Box 94, SC022_2007-198_b94-1-9_a_sl 1973, Side A (September 2, 1973), at minutes 31:30-31:40.
[2]	RGR 2018 Proxy Statement, p. 4.
[3]	Froman speech to “Knife Rights,” June 11, 2011, (available at https://www.youtube.com/watch?v=zwOhAEoVz-E) at minutes 6:04-10:40 (describing Smith & Wesson agreement and boycott; “deal Smith and Wesson cut with the devil” language is found at minutes 9:31-9:33).
[4]	RGR 2018 Proxy Statement, p. 4

●	RGR shareholder Amalgamated Bank wrote to RGR chairman C. Michael Jacobi earlier this month, raising concerns about Froman’s membership on the RGR board and stating that it would withhold support from her re-election if RGR did not adopt a set of policy and operational reforms.[5]
●	CNBC reported that Froman has recently served as Treasurer of a “secretive, ultra-conservative group” called the for the Council for National Policy.[6] Majority Action will be issuing a subsequent investor advisory on this topic.

Majority Action conducted additional due diligence on Froman, which we believe may be of value to RGR shareholders evaluating whether they will support her re-election to the company’s board of directors. Shareholders must rely on the sound judgement of directors to effectively assess and evaluate the risks associated with the company’s business. Furthermore, we believe that the information we found calls into question the adequacy of RGR’s due diligence on candidates nominated for election to the company’s board of directors.

In conducting a review of Froman’s professional career, we discovered that her involvement with public policy issues began, not when she emerged as an NRA spokeswoman in the early 1990s, but two decades earlier as a research assistant to Stanford University Professor, William Shockley. Dr. Shockley was both a Nobel-Prize winning physicist and, as described by the Southern Poverty Law Center (“SPLC”), “an ardent eugenicist whose theories of black racial inferiority eventually made him an academic pariah.”7 Previously undisclosed archival records reveal that she worked with Shockley over at least a three-year period, starting as a Stanford undergraduate and continuing into her final year at Harvard Law School in 1974.

As discussed more fully below, documentation exists supporting the following:

●	Froman became a research assistant to the already-controversial Shockley at some point during her years as a Stanford undergraduate (1967-71). For at least part of that time, she worked in his office on a project he used to support his campaign to warn the public about the risks to society stemming from what he viewed as black intellectual inferiority.
●	In the summer of 1972, after her first year at Harvard Law School, she worked with him on the “Rarick write-up” of a paper titled “American Lysenkoism.” Shockley first disseminated the paper with help from a Louisiana Congressman regarded by many as a racist and subsequently used it to justify his defense of a federal program which had coerced hundreds of thousands of poor women to accept sterilization as a condition for receiving public assistance.

[5]	https://www.sec.gov/Archives/edgar/data/95029/000138713118001727/amal-px14a6g_041918.htm
[6]	https://www.cnbc.com/2018/05/01/gun-safety-activists-prepare-to-put-their-power-behind-shareholder-voting-at-sturm-ruger.html
[7]	https://www.splcenter.org/fighting-hate/extremist-files/individual/william-shockley

●	In 1973, Froman strategized with and assisted Shockley in support of his failed effort to arrange a debate with Congress of Racial Equality head Roy Innis at Harvard Law School.

Professor William Shockley’s Theories were “Universally Condemned by Biologists as Racist Pseudoscience”

Shockley shared a 1956 Nobel Prize for groundbreaking research as a physicist on semiconductors and transistors. However, by the mid-1960s he had become active in the public sphere advancing theories about genetics, race and intelligence.

Shockley propounded a theory of “retrogressive evolution” which held that blacks genetically had lower intelligence than whites and were reproducing at higher rates, causing “retrogression in human evolution.”8 His biographer characterized him as a “eugenicist”9; National Geographic called him an “unrepentant racist.”10 His theories made him a “leper among [Nobel] laureates,” according to a 2002 Stanford news release.11 As the SPLC concluded after reviewing the impact of Shockley’s writings and speeches, “although his theories were universally condemned by biologists as racist pseudoscience, Shockley partly succeed in rehabilitating eugenics as an ideology by providing the foundations for a new, more politically savvy generation of academic racists.”12

Shockley first presented his racial views to a national audience in a 1965 interview with U.S. News & World Report titled “Is Quality of U.S. Population Declining.” A purported full text of that interview is available on a pro-Nazi website.13 However, since nationalists.org cannot be considered a reliable source, it is safer to rely on a Los Angeles Times summary of the interview:

“Shockley strayed well beyond the confines of established genetics into the shoals of eugenics. He suggested that welfare and relief programs prevented natural selection from killing off "the bottom of the population": "With improvements in technology . . . inferior strains have increased chances for survival and reproduction at the same time that birth control has tended to reduce family size among the superior elements . . . . But the whole subject is being swept under the rug."

[8]	https://archive.nytimes.com/www.nytimes.com/learning/general/onthisday/bday/0213.html
[9]	https://www.npr.org/templates/story/story.php?storyId=5573656
[10]	https://news.nationalgeographic.com/2015/10/151005-nobel-laureates-forget-racist-sexist-science/
[11]	http://web.stanford.edu/dept/news/pr/02/shockley1023.html
[12]	https://www.splcenter.org/fighting-hate/extremist-files/individual/william-shockley
[13]	http://www.nationalists.org/library/america/is-quality-of-us-population-declining.pdf

Invited to relate this phenomenon to racial characteristics, he continued: "If you look at the median Negro I.Q., it almost always turns out not to be as good as the median white I.Q. . . . . How much of this is genetic in origin? How much is environmental?"14

Shockley followed this interview by launching what he described as a “campaign” to draw public attention to his views, fueled by lectures, articles, and outreach to members of Congress, warning of “retrogressive evolution through the disproportionate reproduction of the genetically disadvantaged.”15 His remarks unleashed a flood of highly publicized criticism.16

Froman’s Work with Shockley Preserved in the Stanford University Archives

Shockley preserved “nearly every piece of paper that every crossed his desk,” and also tape recorded his telephone and office conversations for 22 years; these are preserved at the Stanford University Archives.17 The cassette tapes stored in the William Shockley collection at Stanford include at least five discussions – on the phone and over dinner - between Froman and Shockley.18

Froman Conducted a Telephone Poll Shockley Used to Support his Racial Theories

Froman’s first project for Shockley documented in the recordings was a telephone poll of psychologists. He later praised her (as “a nice bright girl” who had worked in his office) in a conversation with a fellow theorist of black intellectual inferiority,19 psychologist Richard Herrnstein.20 All that can be discerned with certainty from the tapes was that Shockley was sufficiently pleased with the results to subsequently ask Froman to repeat the poll at Harvard, to provide ammunition for the planned Harvard Law Forum debate with African American civil rights activist Roy Innis, discussed in greater detail below.21

[14]	“Michael A. Hiltzik, “The Twisted Legacy of William Shockley,” Los Angeles Times, December 2, 2001, available at http://articles.latimes.com/2001/dec/02/magazine/tm-10501
[15]	See “Summary Report: American Lysenkoism in the National Academy of Sciences by W. Shockley, Stanford University.” Congressional Record (Extensions of Remarks), September 7, 1972, p. 29785-6.
[16]	Joel N. Shurkin, Broken Genius: The rise and fall of William Shockley, creator of the electronic age, Macmillan: 2006, pages 200-206.
[17]	http://www.pbs.org/transistor/album1/addlbios/shurkin.html
[18]	Guide to the William Shockley papers, available online at http://www.oac.cdlib.org/findaid/ark:/13030/c8qf8tf9/.
[19]	See Herrnstein’s New York Times obituary at www.nytimes.com/1994/09/16/obituaries/richard-herrnstein-64-dies-backed-nature-over-nurture.html
[20]	Shockley Papers: tape recording at Box 101, SCO222_2007-198_b101_101-7-3_a_sl, Side A (April 12, 1974) at minutes 8:30-8:38.

Froman Collaborated with Shockley on a Paper he Used to Defend Coerced Sterilization of Women Receiving Public Assistance

In July 1972, Froman and Shockley had an hour-long conversation in which they exchanged ideas about finalizing a version of a paper claiming that IQ differences between blacks and whites are at least 80% percent genetically determined and asserting that further “research might prove that Negroes are genetically inferior and are reproducing fastest.”22 Shockley and Froman’s conversation indicates that Froman had assisted not just in summarizing and analyzing the materials used in this paper, but also in editing the document to strengthen Shockley’s presentation of his views.23

The version on which Froman assisted Shockley is referred to on the tapes as the “Rarick write-up.”24 It was entered into the Congressional Record on September 7, 1972 by Congressman John R. Rarick of Louisiana. In the Congressional Record version, it is titled “Summary Report: American Lysenkoism in the National Academy of Science - A Response to Dr. Handler’s Letter of May 15, 1972 (By W. Shockley, Stanford University.)” 25

[21]	Shockley Papers: tape recording at Box 94, SC022_2007-198_b94_94-3-2_b_sl, Side B (September 18, 1973) at minutes 8:16-9:15.
[22]	“Summary Report: American Lysenkoism in the National Academy of Sciences by W. Shockley, Stanford University.” Congressional Record (Extensions of Remarks), September 7, 1972, p. 29785-6.
[23]	Shockley Papers: tape recording at Box 120, SC0222_2007-198_b120_120-051_a_sl, Side A (July 21, 1972) and tape recording at Box 120, SC0222_2007-198_b120_120-051_b_sl, Side B (July 21, 1972). Their conversation fills the entirety of Side A of this tape and a portion of Side B (minutes 0:00-19:53). Froman made substantive suggestions like “I think the beginning sentence of this is a little weak” (Side A, at minutes 19:39-19:42) and “I don’t think chronological arrangement is the best way to do it.” (Side A, at minutes 46:20-46:24).
[24]	Shockley Papers: photo at Box 120, SC022_2007-198_b120_120-051_img_2.tif.

Conservative columnist George Will described Rarick as “a rabble-rousing race-baiter who from 1967 to 1975 was a blemish on Congress.”26

Shockley tried to repackage American Lysenkoism for a more politically mainstream audience in 1973, after the SPLC filed suit against the federal government on behalf of three young African-Americans – Minnie (age 12), Mary Alice (14) and Katie Relf (17). Their mother had complained that the two younger daughters had been sterilized without their knowledge or consent. Katie Relf escaped this fate only because “she successfully resisted by locking herself in her room,” a U.S. District Court stated in its decision on a case brought by the SPLC on behalf of the three young women.27 The case forced the federal government to end its decades-long policy of coercing low-income women – more than 100,000 per year – to be sterilized as a condition for receiving welfare payments.28

Shockley denounced the SPLC lawsuit and used it as an opportunity to promote his “voluntary sterilization bonus plan” to prevent “bringing babies into the world with both heredity and environment stacked against them.” 29 When Senator Ted Kennedy held hearings on sterilization abuse before a Senate Health Subcommittee, Shockley submitted several documents to the committee in defense of the practice, including another version of the “American Lysenkoism” paper placed in the Congressional Record by Rep. Rarick. In a 1973 conversation, Shockley told Froman that “this research report you worked on last summer may get some more mileage… It’s in the hands of the Kennedy health subcommittee of the Senate, submitted as a statement in connection with the Relf Affair.”30

[25]	Lysenkoism, which takes its name from Stalin-era Soviet biologist Trofim Lysenko, is used to describe an intellectual posture of denying the role of genetics and overstating the importance of environment in determining outcomes for organisms or, more generally, of allowing ideology to trump science. Lysenko’s rejection of Mendelian genetics as reactionary and inconsistent with communist ideology, and his unsuccessful efforts to “educate” plants, led to crop failure and mass starvation. See Sam Kean, “The Soviet Era’s Deadliest Scientist is Regaining Popularity in Russia,” The Atlantic, Dec. 19, 2017 (available at https://www.theatlantic.com/science/archive/2017/12/trofim-lysenko-soviet-union-russia/548786/). Shockley explained the reference in “Summary Report: American Lysenkoism in the National Academy of Sciences by W. Shockley, Stanford University.” Congressional Record (Extensions of Remarks), September 7, 1972, p. 29785-6.
[26]	Rarick’s Obituary in the Washington Post, September 25, 2009, available at http://www.washingtonpost.com/wp-dyn/content/article/2009/09/24/AR2009092404886.html
[27]	https://www.washingtonpost.com/archive/opinions/1997/05/29/beyond-the-tuskegee-apology/f753a195-38e1-4c74-bbf9-1a75f0386c9e/?utm_term=.cc39b6da4bb7; 372 F. Supp. 1196 (Mar. 15, 1974) (US District Court ruling in Katie Relf et al. v Caspar W. Weinberger et al., available at http://law.scu.edu/wp-content/uploads/socialjustice/Relf%20v_%20Weinberger.pdf)
[28]	https://www.splcenter.org/seeking-justice/case-docket/relf-v-weinberger
[29]	“The Relf Tragedy: Berserk Humanism of Benevolent Genocide?” Congressional Record, October 9, 1973, pp. 33455-33456 (referenced below as “Relf Tragedy”)

However, to Shockley’s chagrin,31 Kennedy failed to even acknowledge the submission. Congressman Paul N. (Pete) McCloskey, a liberal Republican whose district included Stanford, then placed another document voicing Shockley’s views – this one titled “The Relf Tragedy: Berserk Humanism or Benevolent Genocide?” - in the Congressional Record, despite the Congressman’s professed disagreement with Shockley’s theories.32

Froman Assisted with Shockley’s Failed Attempt to Speak at Harvard Law School

In 1973, Froman actively assisted Shockley in his failed attempt to arrange a debate with Congress of Racial Equality leader Roy Innis at the Harvard Law Forum (HLF). Specifically, Froman:

●	Strategized with Shockley on the best approach to HLF President Howard Brownstein.[33] In a call with Shockley about two weeks later,[34] Froman related the substance of an hour-long call she had had earlier that day with Brownstein, including that they discussed the circumstances under which the debate might be cancelled should protests occur.[35]
●	Encouraged Shockley to attend a pre-debate cocktail party at a semi-private club, which usually took place in connection with HLF events, where he would be able to expound his theories to “the sons of New York attorneys and bankers and whatever” with little risk of interruption by the “real down to earth radicals that we do have at the law school.”[36]

[30]	Shockley Papers: tape recording at Box 94, SC022_2007-198_b94_94-1-9_a_sl, Side A (September 2, 1973) at minutes 19:59-20:24.
[31]	In “Relf Tragedy,” Shockley complains that Senator Kennedy ignored his offer to testify at the Senate hearings and failed to even acknowledge that he, Shockley, had submitted a written statement to the committee.
[32]	Relf Tragedy.
[33]	Shockley Papers: tape recording at Box 94, SC022_2007-198_b94_94-1-9_a_sl, Side A (September 2, 1973), at minutes 9:54-17:28.
[34]	The call can be found at Shockley Papers: tape recording at Box 94, SC022_2007-198_b94_94-3-2_a_sl, Side A (September 2, 1973), at minutes 43:52 to end, and Shockley Papers: tape recording at Box 94, SC022_2007-198_b94_94-3-2_b_sl, Side B (September 2, 1973), at minutes 0:00-19:17.
[35]	Shockley Papers: tape recording at Box 94, SC022_2007-198_b94_94-3-2_b_sl, Side B (September 18, 1973), at minutes 2:47-3:13, 13:30-13:58.
[36]	Shockley Papers: tape recording at Box 94, SC022_2007-198_b94_94-1-9_a_sl, Side A (September 2, 1973), at minutes 16:05-17:00.

●	Encouraged him to seek an interview with the student editor of the Harvard Law Record, because she thought he might give Shockley a fair hearing.[37]

Personal Advice

In a September 1973 conversation, Froman and Shockley discussed the pros and cons of a job recommendation from Shockley. He offered to introduce Froman to law firms where he had connections but warned that he’d have to base his recommendation on her work on the “American Lysenkoism” paper, which he suggested could be a liability with some potential employers.38 She agreed, and told Shockley “I don’t really advertise it but there are people at Harvard and in my class who know that I did a lot of work for you. And in some cases, it’s made me a very unpopular person.”39 In an April 1974 conversation, Froman excitedly discussed her marriage plans.40

[37]	Shockley Papers: tape recording at Box 94, SC022_2007-198_b94_94-3-2_b_sl, Side B (September 18, 1973), at minutes 5:28-6:30.
[38]	Shockley Papers: tape recording at Box 94, SC0222_2007-198_b94-1-9_a_sl, Side A (September 2, 1973), at minutes 28:00-31:40 (general job-hunting discussion), minutes 30:46-31:08 (possible disadvantages of a Shockley recommendation) and minutes 31:30-31:40 (remarks about people at Harvard knowing about her work for Shockley).
[39]	Shockley Papers: tape recording at Box 94, SC0222_2007-198_b94-1-9_a_sl, Side A (September 2, 1973), at minutes 28:00-31:04.
[40]	Shockley Papers: tape recording at Box 94, SC022_2007-198_b94_101-7-3-_a_sl, Side A (April 12, 1974), at minutes 2:57-5:05.

Appendix A: Methodology and Sources

The Audio Recordings

The facts about Sandra Froman’s previously unreported relationship with Dr. William Shockley were discovered through a careful review of audio recordings preserved in the Shockley (William) Papers, Collection Number SC0222, in the Online Archive of California,41 copies of which are available from the Stanford University Archives. The index to the collection is full text-searchable at http://www.oac.cdlib.org/findaid/ark:/13030/c8qf8tf9/entire_text/.42

The index listings for the tapes used in this report are as follows. Audio copies of those tapes can be obtained from the Stanford Archive:

box 94

(T) Side A: Parets, Sandy Froman re Bohannon, KKIS / Side B: Parets, KKIS, Program Ray Bohannon, Feinstein etc. 94.1.9 1973 September 2

Physical Description: 1 audiocassette(s)

box 94

(Th) Side A: Hal Parets, P.N. McCluskey, Bob [Beyers?], Loeb, Holstein, Barton CIT, Loeb Sec, Sandy re Hud Forum / B Side: Sandy Froman, ELS re Cho Hainstock, Gary re UCSB poll, RT Osborne re NAS 94.3.2 1973 September 16-19

Physical Description: 1 audiocassette(s)

box 101

(C) Side A: Sandy Froman, RJH / Side B: RJH, KLAT, Sandy Frohman, Bill Sweet 101.7.3 1974 Apr 12-13

Physical Description: 1 audiocassette(s)

[41]	http://www.oac.cdlib.org/findaid/ark:/13030/c8qf8tf9/
[42]	http://www.oac.cdlib.org/findaid/ark:/13030/c8qf8tf9/entire_text/

box 102

(Th) Side A: [Camino?] Coin Gold, Flynn taping, Sandy from An & Jason Lumish after [Illegible] dinner/ Side B: cont. Sandy - Jason, Nobile Synde, Ron & Keith, Ralph Townsend 102.4.8 1974 Jul 5-8

Physical Description: 1 audiocassette(s)

box 120

(C) Side A: W. Shockley, S. Norrman, and S. Froman Disscussion of Ravick Write-Up 120.051 1972 Jul 21

Physical Description: 1 audiocassette(s)

Images of the cassettes Dr. Shockley used to record his conversations include the names of individuals he spoke with and the date or dates covered by each recording, as shown below.

In addition, Dr. Shockley ended his taped conversations by recording the name of each participant and the date on which they spoke.

Sandra Froman’s work and personal history align with the timing and content of the audio tapes (Summary)

Public sources indicate core biographical details about the life of Sandra Froman, the NRA leader and Director at Sturm Ruger. These sources are discussed and cited in detail below.

From these sources, we know that:

●	Sandra Froman graduated from Stanford University in 1971 and Harvard Law School in 1974.
●	Sandra Froman moved back to California after graduation and worked for the law firm Loeb and Loeb LLP.

●	Sandra Froman married a man named Jayson Lumish in 1974, who attended Harvard Law School with her. Before moving to California, Lumish clerked for the United States Court of Appeals for the First Circuit.

Each of these biographical details match up with both the timing and the discussions on the tapes that Professor Shockley recorded. The tapes range from 1972 to 1974. In them, they discuss:

●	Froman’s work for him at Stanford, and the work they did together while she was at Harvard Law School.

●	Froman’s graduation from Harvard Law School in 1974, her plans to move to California with her fiancé “Jayson” after graduation, and their plans to work in Los Angeles law firms. Lumish’s name also appears on the label of a subsequent Shockley tape.

●	Froman’s relationship with her fiancé Jayson, and specifically his job clerking for the US Court of Appeals for the First Circuit.

Based on these and other facts, explained and sourced in greater detail below, it is hard to imagine that the Sandra Froman on the tapes with William Shockley is anyone other than the same Sandra Froman who went on to leadership in the NRA and directorship at Sturm Ruger.

Detailed Biographical Sources

The NRA’s “Executive Profile” of Froman, issued upon her election as NRA President in 2005, identifies her as holder of a “an undergraduate degree in economics with honors from Stanford University and a juris doctorate degree from Harvard Law School.” It traces her leadership in the NRA to her election to the organization’s Board of Directors and the NRA Foundation’s Board of Trustees in 1992.”43

Her profile in The Complete Marquis Who’s Who Biographies further specifies that she was born in California on June 15, 1949, received an AB degree from Stanford in 1971 and a JD degree from Harvard in 1974. It traces her career history from Associate and Partner positions with the Loeb & Loeb law firm in Los Angeles in 1974-84 to a series of legal positions in Arizona starting in 1984. It also lists some of the many positions she has held as an official of the NRA from 1992 to the present.44

[43]	https://www.nraila.org/articles/20050419/executive-profiles-sandy-froman
[44]	The Complete Marquis Who’s Who (R) Biographies, January 16, 2017, accessed via Lexis-Nexis.

The Profile in the 2018 RGR proxy omits references to her education. It does list her former position with Loeb & Loeb and a series of other law firms. It provides an extensive list of her roles as an NRA officer since 1992, namely as:

●	A Board of Directors member continuously from 1992 to the present;
●	Vice-President 1998-2005;
●	President 2005-2007;
●	Chair of four NRA committees (dates not specified);
●	Lifetime member of the NRA Executive Council (starting date not specified);
●	Former President and Trustee of the NRA Foundation; and
●	Former Trustee of the NRA Civil Rights Defense Fund.[45]

A 2006 profile in the Stanford Alumni magazine confirms her status as 1971 graduate and provides additional details about the first decades of her career and personal life:

●	Her introduction to the Loeb and Loeb law firm as a summer clerk after her second year in law school and her acceptance of a job there upon graduation from Harvard;
●	Her marriage to Jayson Lumish and their move together to California;
●	Her move to Arizona with second husband Bruce Nelson in 1984; and
●	Her rise within the NRA from Board Member starting in 1992 to President in 2005.[46]

A June 5, 1974 wedding announcement in the San Mateo Times says that Sandra Sue Froman, a Stanford University graduate in her final year at Harvard Law School, planned to marry Jayson Burton Lumish in August of that year.47

To rule out the possibility of any biographical confusion among women named Sandra Froman, we searched for Lexis-Nexis “Comprehensive Person Reports” on women named Sandra Froman who were born in 1949. We found two.

One of those two Sandra Fromans has lived in Missouri continuously since 1975, according to Lexis-Nexis.48 The Lexis-Nexis file on the Sandra Froman profiled in this memorandum shows a California address in 1983 and residence in Arizona since 1984. It also lists some of her multiple NRA affiliations and her license to practice law in Arizona. Like most Lexis Nexis Dossiers, it provides no information on her places of residence or her educational history prior to the mid-1980s.49

[45]	RGR Proxy, 2018, p. 4.
[46]	https://alumni.stanford.edu/get/page/magazine/article/?article_id=33788
[47]	https://www.newspapers.com/newspage/39056088/
[48]	Lexis-Nexis ID 000869462443.

The “Who’s Who” biography, Stanford Alumni magazine profile and NRA press release all support a conclusion that the Sandra (or “Sandy”) Froman who attended Stanford and Harvard is the Froman who became an NRA leader and RGR board member.

Statements on the Shockley tapes which confirm that the Sandy Froman who worked with him is NRA leader and RGR Board Member Froman

The recorded conversations among William Shockley, Sandra Froman and Richard (Dick) Herrnstein contained details which establish beyond doubt that the “Sandy Froman” who worked with Shockley in the 1970s is the Sandra Froman who attended Stanford and Harvard. Those tape recordings provide confirmation as follows:

●	In a 1973 tape recorded conversations with Shockley, Froman speaks repeatedly about people she identifies as her fellow students at Harvard Law School.[50] This conversation is one of several which confirm that the NRA leader Froman profiled in “Who’s Who” and the Stanford Alumni magazine profile is the Sandy Froman who worked with Shockley while attending Harvard.
●	In the April 1974 tape, an unidentified person who answered a phone call on which Shockley was attempting to reach Froman confirmed that she had recently moved out of Harvard housing.[51] This conversation is consistent with the timelines found in Froman’s profile in “Who’s Who” and the Stanford Alumni magazine profile.
●	Also on the April 1974, tape, Froman described her plan to move to Los Angeles with a man she planned to marry, identified as “Jayson.” She expressed interest in having Shockley meet him. She further states that “he is working in Providence clerking for the First Circuit Federal Court." [52] This conversation is consistent with the Stanford Alumni magazine profile and with the San Mateo Times wedding announcement cited above. The San Mateo Times wedding announcement specifically says: “He is a clerk of Judge Edward M. McEntee of the United States Court of Appeals for the First Circuit.”[53]

[49]	Lexis-Nexis ID 000869464043.
[50]	See for example Shockley Papers: recording in Box 94 SC022_2007-198_b94_94-1-9_a_sl starting at 9:55.
[51]	Shockley Papers: recording in Box 101, SCO222_2007-198_b101_101-7-3_a_sl (April 12-13, 1974) at minutes 0-1:00.
[52]	Shockley Papers, recording in Box 101, SC0222_2007-198_b101_101-7-3_a_sl, minutes 2:55-6:00.
[53]	https://www.newspapers.com/newspage/39056088/

●	In the April 1974 conversation with Sandra Froman, Shockley proposes to Froman that they meet for lunch with Richard “Dick” Herrnstein, and indicates that he is staying in Boston at the Colonnade Hotel.[54] In the very next conversation on the tape, Shockley calls Herrnstein, tells Herrnstein that he is staying at the Colonnade Hotel, and proposes the lunch meeting. He describes Sandra Froman as a “girl in the Harvard Law School who used to work in my office at Stanford” and was “just getting out of law school.” Shockley further states that Froman’s fiancé “got out earlier and is a clerk in Rhode Island, I think, and they’re both going to be out working in law firms in Los Angeles next summer.”[55] This supports the timelines found in Froman’s profile in “Who’s Who” and the Stanford Alumni magazine profile and thus confirms that the Sandy Froman who attended Stanford is NRA and RGR official Froman.

●	A tape including conversations between July 5 and July 8, 1974 references a conversation with “Sandy Froman & Jason [sic] Lumish after dinner.”[56] A picture of the actual cassette is shown below.[57] This image provides further confirmation of the relationship between Froman and Lumish cited as part of her life story of NRA leader Froman in the Stanford Alumni magazine profile.

[54]	Shockley Papers: recording in Box 101, SCO222_2007-198_b101_101-7-3_a_sl (April 12-13, 1974) starting at minute 0:30.
[55]	Shockley Papers: recording in Box 101, SCO222_2007-198_b101_101-7-3_a_sl (April 12-13, 1974) at minutes 8:00-8:38.
[56]	Guide to the William Shockley Papers SC022, page 77.
[57]	Shockley papers, image in file SC0222_2007-198_b102-4-8_img.1_tiff